Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

     The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included as Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K to which this Operating and Financial Review and Prospects is attached, or the Form 6-K. The discussion below contains forward-looking statements (within the meaning of the United States federal securities laws) that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties, including those identified in “Forward-looking Statements and Factors that May Affect Future Results of Operations”, below, as well in the “Risk Factors” in Item 3.D of our Annual Report on Form 20-F for the year ended December 31, 2013 and in the “Risk Factors” appended as Exhibit 99.3 to the Form 6-K.

Overview of Business and Trend Information

     We are a leading global provider of additive manufacturing, (“AM”), solutions for the creation of parts used in the processes of designing and manufacturing products and for the direct manufacture of end parts. Our solutions are sold under eight brands, with products ranging from entry-level desktop 3D printers to systems for rapid prototyping, (“RP”), and large production systems for direct digital manufacturing, (“DDM”), and related service offerings. We also develop, manufacture and sell materials for use with our systems. We believe that the range of more than 130 3D printing consumable materials that we offer is the widest in the industry. Our service offerings include professional services as well as paid parts. We conduct our business globally, and our main operational facilities are located in the United States, Israel, Germany, Hong Kong, Japan and Brazil. We have more than 2,500 employees and hold more than 550 granted or pending additive manufacturing patents globally.

     On July 14, 2014, we completed the acquisition of 100% of Solid Concepts Inc. (“Solid Concepts”), an independent additive manufacturing service bureau for a total consideration of $190 million (subject to adjustment, as described below), of which $29 million was paid in cash, $103 million was paid in our shares, $4 million was deferred for six months and will be paid in cash and the remaining $54 million will be paid in three separate annual installments.

     Under the terms of the definitive agreement, certain of Solid Concepts’ employees may also qualify for retention-related and other payments of $72 million, of which $15 million was paid upon closing, and the remaining will be paid in three installments over three years.

     Subject to certain requirements for cash payments, we retain the discretion to settle any of the amounts payable under the definitive agreement in our shares, cash or any combination of the two. These amounts are also subject to certain adjustments based on our share price. Since the initial accounting treatment for the business combination is incomplete at this stage, certain amounts presented above are subject to adjustments.

     This transaction, together with the Harvest transaction, which is described below, are expected to enable us to expand our existing digital manufacturing service business, to create a leading strategic platform to meet a broad range of customers' additive manufacturing needs and to provide opportunities to leverage manufacturing services capabilities.

     On August 1, 2014, we completed the acquisition 100% of the outstanding shares of Harvest Technologies Inc. (“Harvest”), a specialty additive manufacturing service bureau. Under the terms of the definitive agreement with Harvest, certain of Harvest’s employees may also qualify for certain retention-related payments.

     In April 2014, we acquired certain assets of Interfacial Solutions LLC (“Interfacial Solutions”), a privately held provider of thermoplastics research and development and production services. This transaction is designed to strengthen our materials research and development skills and enable us to become vertically integrated in material development and manufacturing and also increase our materials production space and capacity.

     Interfacial Solutions results of operations were included in our condensed consolidated financial statements commencing April 2014.

     We believe that the proliferation of 3D content, advancements in additive manufacturing technology platforms and the introduction of improved materials will continue to drive market growth. Accordingly, we will continue to invest in our R&D efforts, which focus on enhancing our 3D printing technologies and developing consumables that offer an even broader array of physical, mechanical and aesthetic properties, thereby broadening user applications. We also intend to invest in the identification of new DDM applications for which our proprietary printing technologies and materials are appropriate and to encourage existing and potential customers to identify new applications in part by increasing awareness of the features of our technology and product offerings.

     On August 15, 2013, we completed the acquisition of privately-held Cooperation Technology Corporation, which was the direct parent company of MakerBot Industries, LLC, or MakerBot, a leader in desktop 3D printing, and which owned and operated Thingiverse.com, a website dedicated to the sharing of user-created digital files. The aggregate purchase price was $493.7 million and the consideration that we paid consisted primarily of ordinary shares that we issued. For additional details regarding the financial terms of this transaction, see Item 18 of our Annual Report on Form 20-F for the year ended December 31, 2013.

     During the second quarter, we continued to expand our 3D desktop solutions’ sales channels in the United States with new collaborations. On August 1, 2014 we acquired certain assets of our Germany-based partner, HAFNER’S BÜRO, which has been our reseller in Germany. This acquisition will enable us to expand our desktop 3D printing operations throughout the European market. During the third quarter we started to sell our 3D desktop solutions in Japan through our subsidiary in Japan.

     We believe that desktop 3D printers are becoming a mainstream tool across many market segments. Desktop 3D printer usage has shown rapid growth, with the introduction and adoption of affordable entry-level 3D printers and increased availability of content. These entry-level desktop printers are driving substantially increased market adoption. We expect that the adoption of 3D printing will continue to increase over the next several years, both in terms of RP and DDM applications. We believe that the expansion of the market will be spurred by increased proliferation of 3D content and 3D authoring tools (3D CAD and other simplified 3D authoring tools). We also believe that increased market adoption of 3D printing will be facilitated by continued improvements in 3D printing technology and greater affordability of entry-level systems.

     With the introduction of entry-level systems, we have seen unit volume increase faster than revenues growth, and we expect that trend to continue in the near future. As we have developed appropriate sales channels, unit sales of our more affordable systems have accelerated, resulting in lower overall margins on the sale of our systems. We will also address the continuing increased demand in the market for higher-end systems, through which we believe we will increase our installed base and sales of related consumables, and consequently our overall revenues and profits. However, there can be no assurance that we will be able to increase our revenues sufficiently to maintain or increase our current profitability.

     We may make other investments in strategic acquisitions, property, plants and equipment, process improvements, information technology, or IT, and human resource activities that will be required for future growth. Our expense levels are based in part on our expectations of future sales, and we will make adjustments that we consider appropriate. While we have adjusted, and will continue to adjust, our expense levels based on both actual and anticipated sales, fluctuations in sales in a particular period could adversely impact our operating results.

Summary of Financial Results

     Our unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United State of America, (“GAAP”). In the opinion of our management, all adjustments considered necessary for a fair statement of the unaudited interim consolidated financial statements have been included herein and are of a normal recurring nature. The following discussion compares the actual and results, on a GAAP basis, for the three and six months ended June 30, 2014 with the corresponding periods in 2013.

Comparison of Three Months Ended June 30, 2014 to Three Months Ended June 30, 2013

     Our net sales in the three months ended June 30, 2014 were $178.5 million as compared to net sales of $106.5 million in the three months ended June 30, 2013, representing an increase of 67.6%. The increase was mainly a result of strong business performance in our growing market and the inclusion of MakerBot net sales.

     For the three months ended June 30, 2014, we recorded net loss attributable to Stratasys Ltd. of $0.2 million, or $0.00 per diluted share, as compared to net loss of $2.8 million or $0.07 per diluted share, for the three months ended June 30, 2013. The decrease in the net loss during the three months ended June 30, 2014 was mainly a result of higher revenues, higher gross margin, and a favorable effective tax rate, partially offset by higher operating expenses, as discussed below.

Results of Operations

     The following table sets forth certain statement of operations data for the periods indicated:

	Three Months Ended June 30,
	2014		2013
	U.S. $ in	% of	U.S. $ in	% of
	thousands	Net sales	thousands	Net sales
Net sales	$178,465	100.0%	$106,485	100.0%
Cost of sales	86,831	48.7%	56,080	52.7%
Gross profit	91,634	51.3%	50,405	47.3%
Research and development, net	18,957	10.6%	10,337	9.7%
Selling, general and administrative	77,929	43.7%	42,665	40.1%
Change in fair value of earn-out obligations	628	0.4%	-	0.0%
Operating loss	(5,880)	-3.3%	(2,597)	-2.4%
Other income	337	0.2%	138	0.1%
Loss before income taxes	(5,543)	-3.1%	(2,459)	-2.3%
Income taxes	(5,370)	-3.0%	326	0.3%
Net loss attributable to Stratasys Ltd.	(173)	-0.1%	(2,800)	-2.6%

Discussion of Results of Operations

Net Sales

     Net sales of our products and services, as well as the percentage change, were as follows:

	Three Months Ended June 30,
	2014	2013	% Change
	U.S. $ in thousands
Products	$154,090	$90,213	70.8%
Services	24,375	16,272	49.8%
	$178,465	$106,485	67.6%

Products Revenues

     Revenues derived from products (including AM systems, consumable materials and other products) increased by $63.9 million for the three months ended June 30, 2014, or 70.8%, as compared to the three months ended June 30, 2013.

     The number of systems shipped increased to14,909 units as compared to 1,261 units shipped in the three months ended June 30, 2013. The increase in both revenues and number of units shipped primarily reflects sales growth across all product lines as well as the inclusion of MakerBot revenues and unit sales which were not reflected in the three months ended June 30, 2013. This growth has been driven in part by the continued adoption of our Production series and high-end Design series systems for complex DDM and prototyping applications using a wide range of materials with diverse mechanical and physical properties.

     Consumables revenues for the three months ended June 30, 2014 increased by 35.1% as compared to the three months ended June 30, 2013. The increase was driven by acceleration in customer usage and our growing installed base of systems. The strong Production series and high-end Design series system sales in prior periods contributed to strong consumables sales growth given their relatively higher consumable utilization rates. We believe that our growing installed base, and in particular the Production series and high-end Design series systems installed base, are positive indicators of consumables revenues growth in future periods.

Services Revenues

     Services revenues (including RedEye paid parts, maintenance and other services) increased by $8.1 million for the three months ended June 30, 2014, or 49.8%, as compared to the three months ended June 30, 2013. The increase in services revenues was attributable to increased revenues from maintenance contracts and service parts, reflecting our growing base of installed systems.

Revenues by Region

     Net sales and the percentage of net sales by region, as well as the percentage change, were as follows:

	Three Months Ended June 30,
	2014		2013		% Change
	U.S. $ in	% of	U.S. $ in	% of
	thousands	Net sales	thousands	Net sales
North America	$95,168	53.3%	$55,407	52.0%	71.8%
EMEA	43,528	24.4%	28,985	27.2%	50.2%
Asia Pacific	36,905	20.7%	20,668	19.4%	78.6%
Other	2,864	1.6%	1,425	1.4%	101.0%
	$178,465	100.0%	$106,485	100.0%	67.6%

     Revenues in all regions increased for the three months ended June 30, 2014 as compared to the three months ended June 30, 2013, due to strong demand for our products, as well as the inclusion of MakerBot revenues.

Gross Profit

     Gross profit for our products and services, as well as the percentage change, were as follows:

	Three Months Ended June 30,
	2014	2013	% Change
Gross profit attributable to:	U.S. $ in thousands
Products	$80,696	$44,482	81.4%
Services	10,938	5,923	84.7%
	$91,634	$50,405	81.8%

     Gross profit as a percentage of net sales for our products and services, as well as the percentage change, were as follows:

	Three Months Ended June 30,
Gross profit as a percentage of revenues from:	2014	2013	% Change
Products	52.4%	49.3%	6.2%
Services	44.9%	36.4%	23.3%
Total gross profit	51.3%	47.3%	8.5%

     Gross profit attributable to products sales increased by $36.2 million, or 81.4%, to $80.7 million for the three months ended June 30, 2014 as compared to $44.5 million for the three months ended June 30, 2013. Gross profit from services increased by $5.0 million, or 84.7%, to $10.9 million for the three months ended June 30, 2014 as compared to $5.9 million for the three months ended June 30, 2013.

     The increase is primarily a result of an increase in revenues across all product lines and the inclusion of MakerBot results for the three months ended June 30, 2014. Gross profit as a percentage of revenue increased to 51.3% for the three months ended June 30, 2014 as compared to 47.3% for the three months ended June 30, 2013, mainly due to the product mix sales that favored our higher-margin Production series and high-end Design series systems and strong growth in our high-margin consumables sales.

     Gross profit from services and gross profit as a percentage of services revenues in the three months ended June 30, 2014 increased as compared to the three months ended June 30, 2013. The increase primarily reflects strong growth in our customer service maintenance contracts and spare parts sales.

Operating Expenses

     The amount of each type of operating expense, as well as the percentage change and total operating expenses as a percentage of our total net sales, were as follows:

	Three Months Ended June 30,
	2014	2013	% Change
	U.S. $ in thousands
Research and development, net	$18,957	$10,337	83.4%
Selling, general & administrative	77,929	42,665	82.7%
Change in fair value of earn-out obligations	628	-	N/A
	$97,514	$53,002	84.0%
Percentage of net sales	54.6%	49.8%

     Research and development expenses, net for the three months ended June 30, 2014 increased by $8.6 million, or 83.4% as compared to the three months ended June 30, 2013. The increase was primarily due to the inclusion of MakerBot and an increase in headcount to support new research and development initiatives. The headcount increase reflects our intention to continue to invest in research and development efforts, focusing on enhancing our AM technologies and developing consumables that offer an even broader array of physical, mechanical and aesthetic properties, aimed at broadening user applications.

     The increase in net research and development expenses was partially offset by an increase in research and development expense reimbursements received in connection with our collaborative agreements. During the three months ended June 30, 2014 and 2013, approximately $1.4 million and $1.0 million, respectively, of research and development expenses were offset by payments we received from two manufacturing companies under which we jointly advance certain of our proprietary technology.

     Research and development expense, net for three months ended June 30, 2014 as a percentage of sales was 10.6%, a slight increase compared to the three months ended June 30, 2013.

     Selling, general and administrative expenses for the three months ended June 30, 2014 amounted to $77.9 million, compared to $42.7 million for the three months ended June 30, 2013. Selling, general and administrative expenses for the three months ended June 30, 2014 as percentage of net sales were 43.7%, compared to 40.1% for the three months ended June 30, 2013.

     The increase primarily reflects the inclusion of MakerBot’s selling, general and administrative expenses as well as higher expenses for strategic and marketing initiatives, an increase in amortization of acquired intangible assets of $3.1 million and a headcount increase to support our growth. In addition, we recorded an expense of $2.6 million for the MakerBot performance bonus plan under selling, general and administrative expenses.

     During the three months ended June 30, 2014 we recorded an expense of $0.6 million due to the revaluation of earn out obligations in connection with the MakerBot transaction.

Operating Loss

     Operating loss and operating loss as a percentage of our total net sales, as well as the percentage change in operating loss, were as follows:

	Three Months Ended June 30,
	2014	2013	% Change
	U.S. $ in thousands
Operating loss	$(5,880)	$(2,597)	126.4%

Percentage of net sales	-3.3%	-2.4%

     Operating loss for the three months ended June 30, 2014 amounted to $5.9 million compared to an operating loss of $2.6 million for the three months ended June 30, 2013. The increase in operating loss was primarily due to higher selling, general and administrative expenses (due to factors that were discussed above), higher amortization expense and additional expenses that were recorded due to MakerBot performance bonus plan and the revaluation of earn out obligations in connection with the MakerBot transaction. The increase in operating loss was partially offset by higher gross profit as described above.

Income Taxes

     Income taxes and income taxes as a percentage of net loss before taxes, as well as the percentage change, were as follows:

	Three Months Ended
	June 30,
	2014	2013
	U.S. $ in thousands
Income taxes	$(5,370)	$326

As a percent of loss before
income taxes	96.9%	-13.3%

     Our effective tax rate for the three months ended June 30, 2014 was 96.9% compared to a negative effective tax rate of 13.3% for the three months ended June 30, 2013. Our effective tax rate has varied significantly due to the changes in the mix of income (loss) between the U.S. and Israel, as well as the impact of the tax benefit as a result of the realization of the deferred tax liability associated with the amortization of the intangible assets.

Net Loss and Net Loss Per Share Attributable to Stratasys Ltd.

     Net loss and net loss as a percentage of our total net sales, as well as the percentage change, were as follows:

	Three Months Ended June 30,
	2014	2013	% Change
	U.S. $ in thousands
Net loss attributable to Stratasys Ltd.	$(173)	$(2,800)	-93.8%

Percentage of net sales	-0.1%	-2.6%

Diluted loss per share	$(0.00)	$(0.07)

     This decrease of net loss attributable to Stratasys Ltd was due to the factors previously discussed, primarily the increase in our gross profit and a favorable effective tax rate offset by an increase in our operating expense in the three months ended June 30, 2014, as compared to the three months ended June 30, 2013.

     The weighted average fully diluted share count for the three months ended June 30, 2014 was 49.4 million, compared to 38.8 million for the three months ended June 30, 2013. The increase is primarily due to the public offering of shares and the issuance of shares in connection with the MakerBot transaction during the third quarter of 2013.

     Diluted loss per share was $0.00 for the three months ended June 30, 2014, compared to a diluted loss per share of $0.07 for the three months ended June 30, 2013. In computing the loss per share for the three months ended June 30, 2014 and 2013, no adjustments were made to take into account any possible dilution to the basic loss per share due to our net loss.

Comparison of Six Months Ended June 30, 2014 to Six Months Ended June 30, 2013

General

     In general, the factors mentioned above that explain quarterly changes on a year-over-year basis are also relevant to a comparison of the results for the six months ended June 30, 2014 and 2013. Additional factors affecting the six months comparison are described below.

The following table presents certain financial data as a percentage of net sales for the periods indicated:

	Six Months Ended June 30,
	2014		2013
	U.S. $ in	% of	U.S. $ in	% of
	thousands	Net sales	thousands	Net sales
Net sales	$329,406	100.0%	$203,692	100.0%
Cost of sales	160,044	48.6%	115,913	56.9%
Gross profit	169,362	51.4%	87,779	43.1%
Research and development, net	35,728	10.8%	21,126	10.4%
Selling, general and administrative	145,546	44.2%	85,990	42.2%
Change in fair value of earn-out obligations	(6,867)	-2.1%	-	0.0%
Operating loss	(5,045)	-1.5%	(19,337)	-9.5%
Other income (expense)	(999)	-0.3%	652	0.3%
Loss before income taxes	(6,044)	-1.8%	(18,685)	-9.2%
Income taxes	(9,958)	-3.0%	(417)	-0.2%
Net income (loss) attributable to Stratasys Ltd.	3,914	1.2%	(18,336)	-9.0%

Discussion of Results of Operations

Net Sales

     Net sales of our products and services, as well as the percentage change, were as follows:

	Six Months Ended June 30,
	2014	2013	% Change
	U.S. $ in thousands
Products	$283,342	$172,023	64.7%
Services	46,064	31,669	45.5%
	$329,406	$203,692	61.7%

Products Revenues

     Revenues derived from products (including AM systems, consumable materials and other products) increased by $111.3 million for the six months ended June 30, 2014, or 64.7%, as compared to the six months ended June 30, 2013.

The number of systems shipped increased to 23,711 units as compared to 2,429 units shipped in the six months ended June 30, 2013. The increase in both revenues and number of units shipped primarily reflects sales growth across all product lines as well as the inclusion of MakerBot revenues and unit sales that were not reflected in the six months ended June 30, 2013.

     Consumables revenues for the six months ended June 30, 2014 increased by 35.7% as compared the six months ended June 30, 2013. The increase was driven by acceleration in customer usage and our growing installed base of systems.

Services Revenues

     Services revenues (including RedEye paid parts, maintenance and other services) increased by $14.4 million for the six months ended June 30, 2014, or 45.5%, as compared to the six months ended June 30, 2013. The increase in services revenues was attributable to increased revenues from maintenance contracts and service parts, reflecting our growing base of installed systems.

Revenues by Region

     Net sales and the percentage of net sales by region, as well as the percentage change, were as follows:

	Six Months Ended June 30,
	2014		2013		% Change
	U.S. $ in	% of	U.S. $ in	% of
	thousands	Net sales	thousands	Net sales
North America	$169,832	51.6%	$104,257	51.2%	62.9%
EMEA	84,743	25.7%	56,358	27.7%	50.4%
Asia Pacific	70,325	21.3%	40,387	19.8%	74.1%
Other	4,506	1.4%	2,690	1.3%	67.5%
	$329,406	100.0%	$203,692	100.0%	61.7%

Revenues in all regions increased for the six months ended June 30, 2014 as compared to the six months ended June 30, 2013, due to strong demand for our products, as well as the inclusion of MakerBot revenues.

Gross Profit

     Gross profit for our products and services, as well as the percentage change, were as follows:

	Six Months Ended June 30,
	2014	2013	% Change
Gross profit attributable to:	U.S. $ in thousands
Products	$148,926	$77,249	92.8%
Services	20,436	10,530	94.1%
	$169,362	$87,779	92.9%

     Gross profit as a percentage of net sales for our products and services, as well as the percentage change, were as follows:

	Six Months Ended June 30,
Gross profit as a percentage of revenues from:	2014	2013	% Change
Products	52.6%	44.9%	17.0%
Services	44.4%	33.3%	33.0%
Total gross profit	51.4%	43.1%	19.3%

     Gross profit attributable to products sales increased by $71.7 million, or 92.8%, to $148.9 million for the six months ended June 30, 2014 as compared to $77.2 million for the six months ended June 30, 2013. Gross profit from services increased by $9.9 million, or 94.1%, to $20.4 million for the six months ended June 30, 2014 as compared with $10.5 million for the six months ended June 30, 2013.

Operating Expenses

     The amount of each type of operating expense, as well as the percentage change and total operating expenses as a percentage of our total net sales, were as follows:

	Six Months Ended June 30,
	2014	2013	% Change
	U.S. $ in thousands
Research and development, net	$35,728	$21,126	69.1%
Selling, general & administrative	145,546	85,990	69.3%
Change in fair value of earn-out obligations	(6,867)	-	N/A
	$174,407	$107,116	62.8%
Percentage of net sales	52.9%	52.6%

     Research and development expenses, net for the six months ended June 30, 2014 increased by $14.6 million, or 69.1%, as compared to the six months ended June 30, 2013.

     Research and development expense, net for the six months ended June 30, 2014 as a percentage of sales was 10.8%, a slight increase compared to the six months ended June 30, 2013.

     Selling, general and administrative expenses for the six months ended June 30, 2014 amounted to $145.5 million, compared to $86.0 million for the six months ended June 30, 2013.

     Selling, general and administrative expenses for the six months ended June 30, 2014 as percentage of net sales was approximately 44.2%, compared to 42.2% for the six months ended June 30, 2013.

     The increase in selling, general and administrative expenses primarily reflects the inclusion of MakerBot’s selling, general and administrative expenses as well as changes in the distribution strategy involving independent sales agents with respect to a few of our products, which resulted in increased sales commissions, expenses for strategic and marketing initiatives and a headcount increase to support our growth.

     During the six months ended June 30, 2014 we recorded a gain of $6.9 million due to the revaluation of earn out obligations in connection with the MakerBot transaction.

Operating Loss

     Operating loss and operating loss as a percentage of our total net sales, as well as the percentage change in operating loss, were as follows:

	Six Months Ended June 30,
	2014	2013	% Change
	U.S. $ in thousands
Operating loss	$(5,045)	$(19,337)	-73.9%

Percentage of net sales	-1.5%	-9.5%

     Operating loss for the six months ended June 30, 2014 amounted to $5.0 million compared to an operating loss of $19.3 million for the six months ended June 30, 2013. The decrease in operating loss was due to factors that were previously discussed.

Income Taxes

     Income taxes and income taxes as a percentage of net loss before taxes, as well as the percentage change, were as follows:

	Six Months Ended
	June 30,
	2014	2013
	U.S. $ in thousands
Income taxes	$(9,958)	$(417)

As a percent of income (loss)
before income taxes	164.8%	2.2%

     Our effective tax rate for the six months ended June 30, 2014 was 164.8% compared to effective tax rate of 2.2% for the six months ended June 30, 2013. Our effective tax rate has varied significantly since the December 1, 2012 Stratasys-Objet merger due to the changes in mix of income (loss) between the U.S. and Israel, and the impact of the tax benefit as a result of the realization of the deferred tax liability associated with the amortization of the intangible assets. The income of $6.9 million attributable to the change in fair value of our earn-out obligations in the six months ended June 30, 2014 is non-taxable, and therefore had a significant impact on the effective tax rate.

Net Income (Loss) and Net Income (Loss) Per Share Attributable to Stratasys Ltd.

     Net income (loss) and net income (loss) as a percentage of our total net sales, as well as the percentage change, were as follows:

	Six Months Ended June 30,
	2014	2013	% Change
	U.S. $ in thousands
Net income (loss) attributable to Stratasys Ltd.	$3,914	$(18,336)	-121.3%

Percentage of net sales	1.2%	-9.0%

Diluted net income (loss) per share	$0.08	$(0.47)

     This increase in net income attributable to Stratasys Ltd was due to the factors previously discussed, primarily the increase in gross profit and the change in our effective tax rate offset by an increase in our operating expenses for the six months ended June 30, 2014, as compared to the six months ended June 30, 2013.

     The weighted average fully diluted share count for the six months ended June 30, 2014 was 51.2 million, compared to 38.6 million for the six months ended June 30, 2013.

Supplemental Operating Results on a Non-GAAP Basis

     The following non-GAAP data, which exclude the categories of expenses described below, are non-GAAP financial measures. Our management believes that these non-GAAP financial measures are useful information for investors and shareholders of our company in gauging our results of operations (x) on an ongoing basis after excluding merger and acquisition related expense, and (y) excluding non-cash charges for share-based compensation and amortization of intangible assets, which do not reflect actual cash outlays that impact our liquidity or our financial condition, as assessed by management. These non-GAAP financial measures are presented to permit investors to more fully understand how management assesses our performance. The limitations of using these non-GAAP financial measures as performance measures are that they provide a view of our results of operations without including all events during a period, such as the effects of merger-related, non-cash compensation and other charges, and may not provide a comparable view of our performance to other companies in our industry. The presentation of these non-GAAP measures is not meant to be considered in isolation or as an alternative to any measure of financial performance calculated in accordance with GAAP.

Reconciliation of GAAP to Non-GAAP Results of Operations

     The following tables present the GAAP measures, the corresponding non-GAAP amounts and related non-GAAP adjustments for the applicable periods:

		Three Months Ended June 30,
		2014	Non-GAAP	2014	2013	Non-GAAP	2013
		GAAP	Adjustments	Non-GAAP	GAAP	Adjustments	Non-GAAP
		U.S. dollars and shares in thousands (except per share amounts)
	Gross profit (1)	$91,634	$15,079	$106,713	$50,405	$12,713	$63,118
	Operating income (loss) (1,2)	(5,880)	34,642	28,762	(2,597)	24,307	21,710
	Net income (loss) attributable to
	Stratasys Ltd. (1,2,3)	(173)	28,167	27,994	(2,800)	21,366	18,566
	Diluted net income (loss) per share attributable
	to Stratasys Ltd. (4)	(0.00)	0.55	0.55	(0.07)	0.52	0.45

(1)	Acquired intangible assets amortization
	expense		14,029			11,780
	Deferred revenue purchase price
	adjustments		-			199
	Non-cash stock-based compensation
	expense		1,034			632
	Merger and acquisition related expense		16			102
			15,079			12,713

(2)	Acquired intangible assets amortization
	expense		5,507			2,425
	Non-cash stock-based compensation
	expense		6,044			4,727
	Change in Earn-out obligation fair value
	and performance bonus expense		3,574			-
	Merger and acquisition related expense		4,438			4,442
			19,563			11,594
			34,642			24,307

(3)	Tax expense related to adjustments		(6,475)			(2,916)
	Depreciation and amortization expense
	attributable to non-controlling interest		-			(25)
			$28,167			$21,366

(4)	Weighted average number of ordinary shares
	outstanding- Diluted	49,373		51,196	38,781		41,146

		Six Months Ended June 30,
		GAAP	Non-GAAP	2014	GAAP	Non-GAAP	2013
		2014	Adjustments	Non-GAAP	2013	Adjustments	Non-GAAP
		U.S. dollars and shares in thousands (except per share amounts)
	Gross profit (1)	$169,362	$29,477	$198,839	$87,779	$33,247	$121,026
	Operating income (loss) (1,2)	(5,045)	56,563	51,518	(19,337)	61,348	42,011
	Net income (loss) attributable to
	Stratasys Ltd. (1,2,3)	3,914	44,679	48,593	(18,336)	54,481	36,145
	Diluted net income (loss) per share attributable	0.08	0.87	0.95	(0.47)	1.35	0.88
	to Stratasys Ltd. (4)

(1)	Acquired intangible assets amortization
	expense		27,254			30,542
	Deferred revenue purchase price
	adjustments		235			1,214
	Non-cash stock-based compensation
	expense		1,946			1,266
	Merger and acquisition related expense		42			225
			29,477			33,247

(2)	Acquired intangible assets amortization
	expense		10,871			7,886
	Non-cash stock-based compensation
	expense		11,868			9,584
	Change in Earn-out obligation fair value
	and performance bonus expense		(1,575)			-
	Merger and acquisition related expense		5,922			10,631
			27,086			28,101
			56,563			61,348

(3)	Tax expense related to adjustments		(11,884)			(6,802)
	Depreciation and amortization expense
	attributable to non-controlling interest		-			(65)
			$44,679			$54,481

(4)	Weighted average number of ordinary shares
	outstanding- Diluted	51,238		51,221	38,637		41,111

Liquidity and Capital Resources

     A summary of our statement of cash flows is as follows:

	Six Months Ended June 30,
	2014	2013
	U.S. $ in thousands
Net income (loss)	$3,914	$(18,268)
Depreciation and amortization	48,579	46,975
Deferred income taxes	(13,440)	(9,393)
Stock-based compensation	13,814	10,851
Excess tax benefit from stock options	(582)	(986)
Change in earn-out obligation	(6,867)	-
Other non-cash items	419	(122)
Change in working capital and other	(36,219)	(31,257)
Net cash provided by (used in) operating and other activities	9,618	(2,200)
Net cash provided by investing activities	88,603	9,581
Net cash (used in) provided by financing activities	(9,996)	6,974
Effect of exchange rate changes on cash and cash equivalents	1	(120)
Net change in cash and cash equivalents	88,226	14,235
Cash and cash equivalents, beginning of period	414,088	133,826
Cash and cash equivalents, end of period	$502,314	$148,061

     Our cash and cash equivalents balance increased to $502.3 million at June 30, 2014 from $414.1 million at December 31, 2013. Cash and cash equivalents increased by $88.2 million in the six-month period ended June 30, 2014 compared to $14.2 million in the six-month period ended June 30, 2013. The increase in cash and cash equivalent in the six months ended June 30, 2014 was primarily due to cash provided by investing activities in an amount of $88.6 million which primarily reflected the maturity of short-term deposits partially offset by cash used for purchases of property, plant and equipment and cash paid for acquisitions. During the six months ended June 30, 2014, cash flows from operating activities amounted to $9.6 million, which was offset by cash flows used in financing activity.

Cash flows from operating activities

     We generated cash from operating activities of $9.6 million during the six months ended June 30, 2014. Net income of $3.9 million was favorably adjusted due to non-cash charges for depreciation and amortization and stock-based compensation expense offset by the change in the fair value of earn-out obligations. Non-cash charges that unfavorably affected cash from operating activities were mainly the changes in the deferred income taxes of $13.4 million and the changes in working capital and other of $36.2 million. The increase in the working capital consisted mainly of an increase in inventories of $29.7 million and accounts receivable of $13.1 million, offset by an increase in accounts payable and other current liabilities of $11.4 million. The change in working capital is mainly due to strong order flow.

     During the six months ended June 30, 2013 we used $2.2 million of cash in operating activities. The net loss of $18.3 million was favorably adjusted due to non-cash charges for depreciation and amortization and stock-based compensation expense. Non-cash charges that unfavorably affected cash from operating activities were the deferred tax benefit and excess tax benefit from stock option exercises. Changes in working capital using cash from operations included a $19.1 million increase in accounts receivable due to strong order flow and an increase in inventory of $9.7 million in anticipation of strong order flow expected as a result of the Stratasys-Objet merger.

Cash flows from investing activities

     Our investing activities generated cash of $88.6 million and $9.6 million in the six months ended June 30, 2014 and 2013, respectively.

     In the six months ended June 30, 2014, $124.7 million was provided by the net change in short-term bank deposits due to the maturity of those deposits.

     Property, plant and equipment purchases totaled $23.5 million in the six months ended June 30, 2014. Our principal property, plant and equipment purchases were for the enhancement of our manufacturing facilities in Israel and the United States and our facility in Germany, as well as, the purchase of engineering development equipment, tooling, building and leasehold improvements and the acquisition of computer systems and software applications.

     Cash outflows relating to acquisitions and other intangibles assets of $14.2 million in the six months ended June 30, 2014, primarily included the acquisition of Interfacial Solutions. See also note 2, Acquisitions, in the notes to our unaudited consolidated financial statements attached as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K.

     Cash used in our investing activities in the six months ended June 30, 2013 included property, plant and equipment purchases, net of sales, of $9.9 million. In the six months ended June 30, 2013, $20.1 million was provided by the maturing of short-term bank deposits.

Cash flows from financing activities

     Net cash used in financing activities in the six months ended June 30, 2014 was $10.0 million. During the second quarter of 2014, we paid in cash the first earn-out period obligation in connection with MakerBot transaction in the amount of $10.8 million. Cash used in financing activities, was partially offset by proceeds of $3.0 million from the exercise of stock options and the related excess tax benefit.

     During the six months ended June 30, 2013 proceeds from the exercise of stock options and the related excess tax benefit provided cash of $7.0 million.

Capital resources and capital expenditures

     Our total current assets amounted to $868.3 million at June 30, 2014, most of which consisted of cash and cash equivalents and short-term bank deposits, which amounted to $577.9 million. Total current liabilities amounted to $152.6 million. Our cash and cash equivalents and short-term bank deposits are primarily held in banks in Israel, Switzerland and the U.S., with only minor amounts subject to any restrictions on movement of balances within our company and our subsidiaries. We estimate that we will spend between approximately $50.0 million and $70.0 million in 2014 for property, plant and equipment.

Revolving credit facility

     Pursuant to a credit agreement, dated November 7, 2013, with Bank of America, N.A., or BofA, as administrative agent and swing line lender, and the other lenders party thereto, our Company (via Stratasys International Ltd., our wholly-owned subsidiary, which serves as borrower) has in place a five year revolving credit facility in an aggregate principal amount of up to $250 million. The revolving credit facility permits swing line loans of up to the lesser of: (1) $25 million and (2) the aggregate commitments of all of the lenders. All of the obligations under the credit agreement are unconditionally guaranteed by our company and by our (and the borrower’s) active U.S. and Israeli subsidiaries (excluding, through the end of 2014, MakerBot and its subsidiaries).

     The credit agreement contains customary representations and warranties, and affirmative and negative covenants. The negative covenants include, without limitation, restrictions on indebtedness, liens, investments, and certain dispositions. The negative covenants are each subject to a number of specific exceptions, as well as broader exceptions which are a function of our consolidated financial status. These broader exceptions include, among other things, the ability of our company, the borrower, or any of their subsidiaries to make investments, consummate acquisitions (as such terms are defined in the credit agreement), and incur additional unsecured indebtedness in the form of convertible unsecured bonds or similar convertible securities, as long as certain conditions are met. We believe that we were in compliance with all covenants under the credit agreement as of June 30, 2014.

     As of June 30, 2014, we had not drawn upon the revolving credit facility.

     For a more complete description of the credit facility, please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Revolving Credit Facility” in our Annual Report on Form 20-F for the year ended December 31, 2013.

     We believe that we will have adequate cash and cash generated from operating activities to fund our ongoing operations for the next 12 months. We may make investments in fixed assets, process improvements, information technology, or IT, and human resource development activities that will be required for future growth.

Acquisitions

     The initial MakerBot merger consideration was in the form of issuance of our ordinary shares. MakerBot shareholders could also qualify for two earn-out payments. The first payment was for the six-month period ended December 31, 2013, which amounted to $10.8 million and which was paid in cash during April 2014. The second payment is for the year ending December 31, 2014, for which MakerBot shareholders can qualify for up to 0.8 million shares depending on the level of achievement of financial metrics for that year. The value of any shares earned will be equal to the price of Stratasys ordinary shares on the date the amount of shares is determined. For example, had the maximum of 0.8 million shares been earned for the second earn-out period and based on the Company share price as of June 30, 2014, the total value would be $90.9 million. The earn-out payments can be made by issuance of our shares or in cash, or a combination thereof, at our discretion. Certain MakerBot employees participate in a performance bonus plan in connection with the MakerBot transaction. Participating employees are entitled, contingent on certain continuing employment conditions, to bonus payments that in the aggregate will equal dollar-for-dollar, the actual amounts determined in the earn-out calculation. Any bonus earned in the second earn-out period will be paid upon vesting, with the issuance of our shares or in cash, or a combination thereof, at our discretion.

     As discussed in note 2, Acquisitions, in the notes to our unaudited consolidated financial statements attached as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K, we acquired Solid Concepts on July 14, 2014. At the closing, we paid $147 million as part of the purchase price and other related expenses, of which $44 million was paid in cash and $103 million was paid in our shares; the $4 million balance of the initial purchase price was deferred for six months and will be paid in cash. The remaining related payments, including deferred payment consideration and retention bonus in the amount of approximately $111 million, with the exception of certain requirements for cash payments, can be settled in shares, cash or any combination of the two, at our own discretion. These amounts are also subject to certain adjustments based on our share price.

     We believe that our existing cash reserves and our revolving credit facility will be adequate to permit us to make the cash payments if we choose to pay the remaining amount in cash.

     As part of our business strategy, we plan to consider and, as appropriate, make acquisitions of other businesses, products, product rights or technologies. Our cash reserves, revolving credit facility and other liquid assets may be inadequate to consummate such acquisitions and it may be necessary for us to issue shares or raise substantial additional funds in the future to complete future transactions. In addition, as a result of our acquisition efforts, we are likely to experience significant charges to earnings and significant cash outflows for mergers and related expenses (whether or not our efforts are successful) that may include transaction costs, closing costs or costs of restructuring activities.

Critical Accounting Policies

     We have prepared our consolidated financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America. This has required us to make estimates, judgments, and assumptions that affected the amounts we reported. Actual results may differ from those estimates. To facilitate the understanding of our business activities, certain accounting policies that are important to the presentation of our financial condition and results of operations and that require management’s subjective judgments are described in our Annual Report on Form 20-F for the year ended December 31, 2013. We base our judgments on our experience and various assumptions that we believe to be reasonable under the circumstances.

Forward-looking Statements and Factors That May Affect Future Results of Operations

     Certain information included in or incorporated by reference into the Form 6-K may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are those that predict or describe future events or trends and that do not relate solely to historical matters. You can generally identify forward-looking statements as statements containing the words “may,” “will,” “could,” “should,” “expect,” “anticipate,” “intend,” “estimate,” “believe,” “project,” “plan,” “assume” or other similar expressions, or negatives of those expressions, although not all forward-looking statements contain these identifying words.

     These forward-looking statements may include, but are not limited to, statements regarding our future strategy, future operations, projected financial position, proposed products, estimated future revenues, projected costs, future prospects, the future of our industry and results that might be obtained by pursuing management’s current plans and objectives.

     You should not place undue reliance on our forward-looking statements because the matters they describe are subject to certain risks, uncertainties and assumptions that are difficult to predict. Our forward-looking statements are based on the information currently available to us and speak only as of the date of this Form 6-K. Over time, our actual results, performance or achievements may differ from those expressed or implied by our forward-looking statements, and such difference might be significant and materially adverse to our shareholders. We undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

     Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

  our ability to continue efficiently and successfully integrate the operations of Stratasys, Inc. and Objet Ltd. after their merger as well as Makerbot, Solid Concepts and Harvest Technologies after their acquisition and to success fully establish and execute effective post-acquisition integration plans;

  the overall global economic environment;

  the impact of competition and new technologies;

  general market, political and economic conditions in the countries in which we operate;

  projected capital expenditures and liquidity;

  changes in our strategy;

  government regulations and approvals;

  changes in customers’ budgeting priorities;

  reduction in our profitability due to shifting in our product mix too far into lower margin products or our shifting in our revenues mix significantly towards our AM services business;

  possible additional liability relating to parts manufactured by our digital manufacturing services;

  litigation and regulatory proceedings; and

  those factors referred to in Item 3.D “Key Information - Risk Factors”, Item 4 “Information on the Company”, and Item 5 “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2013, as well as in that annual report generally and in the “Risk Factors” appended as Exhibit 99.3 to the Form 6-K and in other reports that we have furnished to, or filed with, the SEC.

     Readers are urged to carefully review and consider the various disclosures made throughout the Form 6-K of which this Operating and Financial Review is a part, our Annual Report on Form 20-F for the year ended December 31, 2013, and in our other reports filed with or furnished to the SEC, which are designed to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT RISK

     Reference is made to "Quantitative and Qualitative Disclosures About Market Risk" (Item 11) in our Annual Report on Form 20-F for the year ended December 31, 2013.

LEGAL PROCEEDINGS

     We are subject to various litigation and other legal proceedings. For a discussion of certain of these matters that we deem to be material to the Company, see Note 9-"Contingencies" in the notes to our unaudited consolidated financial statements attached as Exhibit 99.1 to the in this Report on Form 6-K.